

December 12, 2011

Via E-mail
Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, TX 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1. You disclose here that you manage your business on the basis of one reportable segment. We also note that you have identified three reporting units, or components, for the purpose of measuring the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-Term Loan Operations, and Mexico Operations as disclosed in Note 13 as well as disclosure included elsewhere, such as Management's Discussion and Analysis, based on the geographic locations and the nature of your operations. Please explain to us the extent you considered whether these three components represent reportable segments.

Please provide us with your analysis under ASC 280 that supported disclosing all operations as one reportable segment. Please include the following information in your response:

- the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9,
- the factors used to identify reportable segments,
- your basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.
- how the aggregation of all of your operations into one reportable segment complies with the aggregation criteria, and
- the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segment and assess its performance.

In addition, please disclose the factors you used to identify your reportable segment and whether operating segments have been aggregated as required by ASC 280-10-50-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief